Total Compensation
                               of Administrators


                             Telemig and Tele Norte
                               Holding Companies

                                Fiscal Year 2002


                       Total Amount per Company (R$0 000)
------------------------------------------------------------------------
Companies                               Approved                Proposed
                                          2001                    2002
------------------------------------------------------------------------
Telemig Celular Participacoes            2,900                   4,300
------------------------------------------------------------------------
Tele Norte Celular Participacoes         1,500                   2,100
------------------------------------------------------------------------
Total Holding Companies                  4,400                   6,400
------------------------------------------------------------------------


Comosition of Total Compensation

-       Included

  Annual Salary, Benefits, Allowances.
  Executive Board Bonus and Retention

-       Not Included

  Labor-Related Charges ("INSS" [National Social Security Institute], "FGTS" [Unemployment Compensation Fund], etc.) and
  Stock Option Plan

Audit Committees (monthy compensation in R$)

(10% of the amount that on average is ascribed to the Company's Statutory Executive Officers, not including benefit,s entertainment allowances and profit sharing - Article 162 of the Law of Corporations).

------------------------------------------------------------------------
Companies                               Actual                  Proposed
                                          2001                    2002
------------------------------------------------------------------------
Telemig and Tele Norte Cel.             4,354.00                3,877.21
Particip.
------------------------------------------------------------------------
Telemig Cel. Participacoes (2/3)        2,903.00                2,584.81
------------------------------------------------------------------------
Total Norte Cel. Participacoes          1,451.00                1,292.40
(1/3)
------------------------------------------------------------------------


                               Other Information
                               -----------------

Statutory Executive Officers

Telemig Celular Participacoes:  B. Bystedt, J. Cox,
A. Galvao, Rene

Tele Norte Celular Participacoes, ditto
Proration of Amount: TCP (2/3) and TNP (1/3)


                               Other Information (cont'd)
                               -----------------

Board of Directors

Telemig Participacoes: (11) and monthly professional fees of R$ 7,000.00

Tele Norte Participacoes: (4) and monthly professional fees of R$ 7,000.00


rlb/textos6/telemig3.doc
9/19/2002